Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges

	Year Ended September 30
	2009	2008	2007	2006	2005
	(Dollars in thousands)

Income from continuing operations before provision for income taxes per statement of income	$291,269	$292,704	$262,584	$236,890	$218,018
Add:
Portion of rents representative of the interest factor	7,008	6,882	5,560	5,581	4,307
Interest on debt & amortization of debt expense	152,830	137,922	145,236	146,607	132,658

Income as adjusted	$451,107	$437,508	$413,380	$389,078	$354,983

Fixed charges:
Interest on debt & amortization of debt expense (1)	$152,830	$137,922	$145,236	$146,607	$132,658
Capitalized interest (2)	4,583	2,879	3,011	3,641	2,542
Rents	21,024	20,647	16,679	16,743	12,922
Portion of rents representative of the interest factor (3)	7,008	6,882	5,560	5,581	4,307

Fixed charges (1)+(2)+(3)	$164,421	$147,683	$153,807	$155,829	$139,507

Ratio of earnings to fixed charges	2.74	2.96	2.69	2.50	2.54